DXI Reports Q3 2017 Results
Secures Initial Funding for Woodrush Drill Program Operations

VANCOUVER, BRITISH COLUMBIA, November 9, 2017 - DXI Energy Inc. (TSX:DXI.TO) (OTCQB:DXIEF) ("DXI" or the "Company"), an upstream oil and gas exploration and production company operating in Colorado’s Piceance Basin and the Peace River Arch region in British Columbia, today announced its financial results for the three and nine months ended September 30, 2017.

Q3 2017 Key Financial and Operating Highlights are:

1.	Reduced financing expenses by 24% to $227,000 from $300,000 for the comparative period ended September 30, 2016 as a result of refinancing the Company’s loans from related parties;

2.	Reduced net loss by 21% to $753,000 from $957,000 for the comparative period ended September 30, 2016; and

3.

Completed the second tranche of a private placement and issued 25,873,333 common shares at $0.06 per share for gross and net proceeds of $1,552,000 to be applied to the Woodrush drill program targeting new oil production, oil reserve expansion and prudent balance sheet management (subsequent to the end of the quarter, DXI completed the third and fourth tranches for a cumulative placement total of $2,686,844.34).

CORPORATE SUMMARY – THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017

OPERATIONS	Three months ended September 30,			Nine months ended September 30,
	2017	2016	Change	2017	2016	Change
Production
Oil and natural gas liquids (bbls/d)	71	102	-31%	80	244	-67%
Natural gas (mcf/d)	955	1,698	-44%	1,251	1,780	-30%
Combined (BOE/d)	230	385	-40%	288	540	-47%

Realized sales prices
Oil and natural gas liquids ($/bbl)	49.10	61.47	-20%	56.78	41.17	38%
Natural gas ($/mcf)	1.98	2.74	-28%	2.91	2.26	29%

Operating expenses
Oil operations ($/bbl)	22.55	30.90	-27%	22.16	17.83	24%
Natural gas operations ($/mcf)	2.91	1.95	50%	2.93	2.43	21%

Operating netback
Oil operations ($/bbl) (1)	20.07	21.23	-5%	26.85	15.98	68%
Natural gas operations ($/BOE) (2)	-7.24	2.98	-343%	-1.59	-2.45	-35%

General and administrative expenses ($/BOE)	17.05	12.53	36%	14.84	8.58	73%

Notes:

(1)	Increase for the nine months ended September 30, 2017 was due to an increase in realized oil prices. This was partially offset by the reduction in oil production at Woodrush.

(2)

Decrease for the three months ended September 30, 2017 was due to a decline in realized natural gas prices combined with a reduction in natural gas production. Lower negative operating netback for the nine months ended September 30, 2017 was due to an increase in realized natural gas prices. This was partially offset by the reduction in natural gas production.

FINANCIAL (CA$ thousands, except per share)	Three months ended September 30,			Nine months ended September 30,
	2017	2016	Change	2017	2016	Change

Revenue	492	1,009	-51%	2,227	3,854	-42%
Royalties	67	134	-50%	255	608	-58%

Cash flow(1)	-441	-333	32%	-1,067	-810	32%
Cash flow per share (basic)	-0.01	-0.01	0%	-0.02	-0.02	0%
Cash flow per share (diluted)	-0.01	-0.01	0%	-0.02	-0.02	0%

Net loss	753	957	-21%	3,924	3,120	26%
Basic loss ($/common share)	0.01	0.02	-45%	0.07	0.08	-13%
Diluted loss ($/common share)	0.01	0.02	-45%	0.07	0.08	-13%

Capital expenditures, net of dispositions	19	-20	195%	182	477	-62%

Weighted average common shares
outstanding (thousands)
Basic	63,974	44,614	43%	56,810	39,309	45%
Diluted	63,974	44,614	43%	56,810	39,309	45%

Debt, net of working capital				8,650	10,584	-18%

Note 1: “Cash flow” is a non-IFRS measure calculated by adding back settlement of decommissioning liabilities and change in operating working capital to cash flows from (used in) operating activities. See “Non-IFRS Measure” below for details.

SUPPLEMENTAL FINANCIAL INFORMATION – NON-IFRS MEASURE

	Three months ended		Nine months ended
	September 30,		September 30,
(CA$ thousands)	2017	2016	2017	2016

Cash flows from (used in) operating activities	(541)	(544)	(783)	655
Change in operating working capital	100	211	(284)	(1,465)
Cash flow	(441)	(333)	(1,067)	(810)

About DXI ENERGY INC.

DXI Energy Inc. is an upstream oil and natural gas exploration and production company operating projects in Colorado’s Piceance Basin (25,684 net acres) and the Peace River Arch region in British Columbia (12,224 net acres). DXI Energy Inc. maintains offices in Calgary and Vancouver, Canada. The company is publicly traded on the Toronto Stock Exchange (DXI.TO) and the OTCQB (DXIEF).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by DXI Energy and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect DXI Energy Inc.’s operations or financial results, are included in DXI Energy Inc.'s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

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Contact:
DXI Energy Inc.

Robert L. Hodgkinson	Craig Allison
Chairman & CEO	Investor Relations- New York
604-638-5055	914-882-0960
investor@dxienergy.com	callison@dxienergy.com